ROPES & GRAY LLP
PRUDENTIAL TOWER
800 BOYLSTON STREET
BOSTON, MA 02199-3600
WWW.ROPESGRAY.COM

August 5, 2015	Adam M. Schlichtmann
617-951-7114
617-235-7346 fax
adam.schlichtmann@ropesgray.com

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	State Street Institutional Investment Trust (the “Trust”) (Registration Nos. 333-30810 and 811-09819)

Post Effective Amendment Number 111 to the Trust’s Registration Statement on Form N-1A Filed on May 26, 2015, Pursuant to Rule 485(a) under the Securities Act of 1933, as Amended

Ladies and Gentlemen:

This letter provides the Trust’s response to comments on the above-referenced amendment to the Registration Statement of the Trust relating to the State Street Small/Mid Cap Equity Index Fund (the “Small/Mid Cap Equity Index Fund” or the “Fund”) and the State Street Small/Mid Cap Equity Index Portfolio (the “Small/Mid Cap Equity Index Portfolio” or the “Portfolio”), each a series of the Trust, that Mr. Williamson provided by telephone to Adam Schlichtmann on July 10, 2015. For convenience of reference, each of the comments is summarized before the Trust’s responses. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Registration Statement.

The Fund and the Portfolio currently intend to make a 485(b) filing on August 7, 2015 containing their prospectuses and SAIs that will become automatically effective on or about August 9, 2015.

Prospectus Comments

1.	Please respond to all comments in writing and file the correspondence with the Securities and Exchange Commission (the “SEC”). If a comment asks for revised disclosure or the response to a comment indicates revised disclosure, please provide draft disclosure with the letter with time to review prior to making the 485(b) filing. Please also include Tandy representations with your EDGAR correspondence regarding these comments.

August 5, 2015

Response: The Fund and Portfolio currently anticipate filing under Rule 485(b) an amendment to the Registration Statement that would go automatically effective on or about August 9, 2015. The requested representations are included below.

2.	With respect to the Small/Mid Cap Equity Index Fund, please consider removing the second footnote to the fee and expense table since the language is similar to a statement in the paragraph above the fee table.

Response: The second footnote has been deleted: Amounts reflect the total expenses of the Portfolio and the Fund.

3.	Please revise the language in the Example for the Fund and the Portfolio that states, “[t]he Example reflects the Fund’s fee waiver and/or expense reimbursement only in the periods for which the fee waiver and/or expense reimbursement is expected to continue,” to refer to the initial contract period.

Response: The sentence has been revised as follows: The Example reflects the Fund’s fee waiver and/or expense reimbursement only in the ~~periods for which the fee waiver and/or expense reimbursement is expected to continue~~period from the date of this Prospectus through April 30, 2017.

4.	With respect to the Small/Mid Cap Equity Index Fund, please clarify what it means that the Fund will invest substantially all of its “investable assets” in the Small/Mid Cap Equity Index Portfolio. If it means something other than net assets plus borrowing for investment purposes, please revise the disclosure to clarify what the term means.

Response: The Fund confirms that substantially all of its investable assets generally means its net assets plus borrowings, if any, for investment purposes.

5.	The Principal Investment Strategy of the Small/Mid Cap Equity Index Fund states that the Small/Mid Cap Equity Index Portfolio has “substantially similar investment policies to the Fund.” Please state that the objectives, strategies and risks of the Fund and the Portfolio are substantially identical.

Response: The relevant sentence has been revised as follows: The Fund seeks to achieve its investment objective by investing substantially all of its investable assets in the State Street Small/Mid Cap Equity Index Portfolio, a separate series of the State Street Institutional Investment Trust, with an identical investment objective as the Fund and that has substantially similar investment policies, strategies and risks, to the Fund.

6.	With respect to the Small/Mid Cap Equity Index Portfolio, please confirm supplementally whether the Portfolio is currently registered under the 1940 Act.

Response: The Portfolio is a newly organized series of the Trust. The Portfolio and the Fund are making their initial 1940 Act and 1933 Act registration filings at the same time.

7.	When discussing use of derivatives for satisfying the Fund’s and the Portfolio’s 80% names rule test, please revise the disclosure to indicate that this investment policy is an assets-based test not an exposure-based test.

Response: For purposes of determining compliance with a policy adopted in accordance with Rule 35d-1 under the 1940 Act (a “35d-1 Policy”), the Fund may

August 5, 2015

account for a derivative position by reference to its market value or notional value. The Fund may use a derivative contract’s notional value when it determines that notional value is an appropriate measure of the Fund’s exposure to investments that are consistent with its 35d-1 Policy. See, e.g., “Final Rule: Investment Company Names,” Rel. No. IC-24828 (Jan. 17, 2001) at n. 13.

8.	If the Small/Mid Cap Equity Index Fund has the ability to change its corresponding master fund, please describe briefly the circumstances under which it may do so.

Response: The Fund currently includes the following disclosure in its prospectus.

The Fund can withdraw its investment in the Portfolio if, at any time, the Fund’s Board of Trustees determines that it would be in the best interests of the Fund’s shareholders, or if the investment objectives or strategies of the Portfolio changed so that they were inconsistent with the objectives or strategies of the Fund. If the Fund withdraws its investment from the Portfolio, the Fund may invest all of its assets in another mutual fund that has substantially similar investment strategies to those of the Fund, the Adviser may directly manage the Fund’s assets, or the Board may take such other action it deems appropriate and in the best interests of shareholders of the Fund, which may include liquidation of the Fund.

9.	Please revise the section “Additional Information About Investment Objectives, Principal Strategies and Risks of Investing in the Fund and Portfolio” to state that the Fund will provide 60 days notice to shareholders if the Fund’s investment objective is changed.

Response: If the Fund’s investment objective were to be changed, the Fund would expect to provide shareholders with notice, if any, as required by applicable law or regulation.

10.	Under Principal Investment Strategies for each of the Fund and the Portfolio, please provide additional information about the Index, such as the average or meaningful range of market capitalization of companies represented in the Index.

Response: The Fund and the Portfolio have revised their disclosure as follows: The Portfolio uses a passive management strategy designed to track the performance of the Russell Small Cap Completeness Index (the “Index”). The Index is a float-adjusted, market capitalization index which measures the performance of the Russell 3000® Index companies excluding S&P 500® constituents.

11.	Under Principal Investment Strategies for each of the Fund and the Portfolio, please include disclosure about how often the portfolio is rebalanced and how portfolio securities are weighed (market capitalization vs. evenly weighed).

Response: The Fund and the Portfolio have revised their disclosure as follows: The Index is constructed to provide a comprehensive and unbiased barometer of the extended broad market beyond the S&P 500 exposure. As of June 30, 2015, the market capitalization of the companies included in the Index ranged from $103.0 million to $41.9 billion. The Index is reconstituted annually. As of June 30, 2015, the Index comprised 2500 securities.

12.	Index Tracking Risk states that, “[t]he Adviser may apply one or more ‘screens’ or investment techniques to refine or limit the number or types of issuers included in the Index in which the Portfolio may invest.” Please explain supplementally how this is consistent with the passive investment strategy discussed elsewhere.

August 5, 2015

Response: As described in the Fund’s principal investment strategy, the Portfolio may choose to seek its investment objective by purchasing a sample of the stocks included in the index. Screens, in this context, refers to implementation of sampling strategies.

13.	With respect to the Small/Mid Cap Equity Index Fund, please revise Master/Feeder Structure Risk to replace “may” with “will” where appropriate.

Response: The Fund has revised its disclosure as shown below.

Master/Feeder Structure Risk. The Fund pursues its objective by investing substantially all of its assets in another pooled investment vehicle (a “master fund”). The ability of the Fund to meet its investment objective is directly related to the ability of the master fund to meet its investment objective. The Adviser or an affiliate ~~may serve~~serves as investment adviser to the master fund, leading to potential conflicts of interest. The Fund will bear its pro rata portion of the expenses incurred by the master fund. Substantial redemptions by other investors in a master fund may affect the master fund’s investment program adversely and limit the ability of the master fund to achieve its objective.

Master/Feeder Structure Risk. The Fund pursues its objective by investing substantially all of its assets in another pooled investment vehicle (a “master fund”). The ability of the Fund to meet its investment objective is directly related to the ability of the master fund to meet its investment objective. The ability of the Fund to meet its objective may be adversely affected by the purchase and redemption activities of other investors in the master fund. The ability of the Fund to meet redemption requests will depend on its ability to redeem its interest in the master fund. The Adviser or an affiliate ~~may serve~~serves as investment adviser to the master fund, leading to potential conflicts of interest. For example, the Adviser or its affiliates ~~may~~will receive fees based on the amount of assets invested in the master fund. Investment by the Fund in the master fund may be beneficial in the management of the master fund, by helping to achieve economies of scale or enhancing cash flows. Due to this and other factors, the Adviser ~~may~~will have an incentive to invest the Fund’s assets in a master fund sponsored or managed by the Adviser or its affiliates in lieu of investments by the Fund directly in portfolio securities, or ~~may~~have an incentive to invest in such master fund over a master fund sponsored or managed by others. Similarly, the Adviser ~~may~~will have an incentive to delay or decide against the sale of interests held by the Fund in a master fund sponsored or managed by the Adviser or its affiliates. It is possible that other clients of the Adviser or its affiliates will purchase or sell interests in a master fund sponsored or managed by the Adviser or its affiliates at prices and at times more favorable than those at which the Fund does so. The Fund will bear its pro rata portion of the expenses incurred by the master fund.

14.	Risk of Investment in Other Pools states that, “It is possible that other clients of the Adviser or its affiliates will purchase or sell interests in a pool sponsored or managed by the Adviser or its affiliates at prices and at times more favorable than those at which the Fund does so.” Please explain supplementally what this means.

August 5, 2015

Response: The Adviser may choose to invest assets of different clients in a pool at different times, and the values of interests in the pool will likely be different at those different times of investment. It is also possible that the fees and expenses incurred by different clients investing in a pool will be different.

15.	Small- and Micro-Cap Companies Risk states that, “[t]he securities of smaller companies may trade less frequently and in smaller volumes than more widely held securities.” Please more clearly describe the risks related to small and micro cap companies, particularly as they relate to redemptions in declining markets. Please also describe the Fund’s restrictions on illiquid assets in light of the Index chosen.

Response: The following disclosure has been added to the principal investment risks in the prospectus:

[Item 4] Small-, Mid- and Micro-Cap Companies Risk. The securities of small-, mid-, and micro-capitalization companies may be more volatile and may involve more risk than the securities of larger companies. These companies may have limited product lines, markets or financial resources, may lack the competitive strength of larger companies, and may depend on a few key employees. In addition, these companies may have been recently organized and may have little or no track record of success. The securities of smaller companies may trade less frequently and in smaller volumes than more widely held securities. The Fund may be unable to liquidate its positions in such securities at any time, or at a favorable price, in order to meet the Fund’s obligations. Some securities of smaller issuers may be illiquid or may be restricted as to resale, and their values may have significant volatility.

[Item 9] Small- and Micro-Cap Companies Risk. The securities of small- and micro-capitalization companies may be more volatile and may involve more risk than the securities of larger companies. These companies may have limited product lines, markets or financial resources, may lack the competitive strength of larger companies, and may depend on a few key employees. In addition, these companies may have been recently organized and may have little or no track record of success. The securities of smaller companies may trade less frequently and in smaller volumes than more widely held securities. The prices of these securities may fluctuate more sharply than those of other securities, and the Fund may experience some difficulty in establishing or closing out positions in these securities at prevailing market prices. There may be less publicly available information about the issuers of these securities or less market interest in these securities than in the case of larger companies, both of which can cause significant price volatility. Some securities of smaller issuers may be illiquid or

August 5, 2015

may be restricted as to resale. The Fund may be unable to liquidate its positions in such securities at any time, or at a favorable price, in order to meet the Fund’s obligations. Returns on investments in securities of small- or micro-capitalization companies could trail the returns on investments in securities of larger companies.

[Item 4] Liquidity Risk. Lack of a ready market or restrictions on resale may limit the ability of the Fund to sell a security at an advantageous time or price or at all. Illiquid securities may trade at a discount from comparable, more liquid investments and may be subject to wide fluctuations in market value. Illiquidity of the Fund’s holdings may limit the ability of the Fund to obtain cash to meet redemptions on a timely basis.

[Item 9] Liquidity Risk. Liquidity risk is the risk that the Fund may not be able to dispose of securities or close out derivatives transactions readily at a favorable time or prices (or at all) or at prices approximating those at which the Fund currently values them. For example, certain investments are subject to restrictions on resale, may trade in the over-the-counter market or in limited volume, or may not have an active trading market. Illiquid securities may trade at a discount from comparable, more liquid investments and may be subject to wide fluctuations in market value. It may be difficult for the Fund to value illiquid securities accurately. The market for certain investments may become illiquid under adverse market or economic conditions independent of any specific adverse changes in the conditions of a particular issuer. Disposal of illiquid securities may entail registration expenses and other transaction costs that are higher than those for liquid securities. The Fund may seek to borrow money to meet its obligations (including among other things redemption obligations) if it is unable to dispose of illiquid investments, resulting in borrowing expenses and possible leveraging of the Fund. In some cases, due to unanticipated levels of illiquidity the Fund may choose to meet its redemption obligations wholly or in part by distributions of assets in-kind.

16.	Please explain supplementally how the temporary defensive positions described under the heading Additional Information About the Fund’s and the Portfolio’s Non-Principal Investment Strategies and Risks are consistent with disclosure elsewhere about the passive investment strategy.

Response: The Fund has revised its disclosure to read as follows:

Temporary Defensive Positions: In certain situations or market conditions, the Fund may temporarily depart from its normal investment policies and strategies, provided that the alternative is consistent with the Fund’s investment objective and is in the best interest of the Fund. For example, the Fund may make larger than normal investments in derivatives to maintain exposure to its Index if it is unable to invest directly in a component security.

August 5, 2015

17.	Under the sub-section “Minimum Account Size” on page 27 of the Fund’s prospectus, please disclose what the minimum account size is. Please confirm supplementally that the fee table disclosure is appropriate in light of the minimum account size.

Response: The Fund confirms that it does not currently impose a small account or similar fee that would need to be included in the fee table. The Fund has revised its disclosure as follows: Minimum Account Size: If, due to your redemptions or exchanges, your account balance for the Fund falls below a minimum amount set by the Fund (presently, the minimum initial investment of your selected share class), the Fund may choose to redeem the shares in the account and mail you the proceeds. You will receive 60 days’ notice that your account will be closed unless an investment is made to increase the account balance to the required minimum. Failure to bring your account balance to the required minimum within the prescribed period may result in a State Street Fund closing your account at the NAV next determined on the day the account is closed, and mailing the proceeds to you at the address shown on such fund’s records.

18.	Please revise the disclosure on the last page of each of the Fund’s and the Portfolio’s Prospectus to list the correct phone number for the SEC.

Response: The requested change has been made. The following phone number has been added: l-202-551-8090.

Statement of Additional Information Comments

19.	With respect to fundamental investment restriction number six for the Fund and the Portfolio, please consider revising the disclosure to note that the Fund and Portfolio, respectively, will not concentrate in any industry or group of industries.

Response: The Fund declines to make the requested change. The Trust notes that, in 2013-2014, the Trust undertook a proxy campaign and shareholders of other series of the Trust approved the same or a similar fundamental investment restriction regarding concentration as the Fund’s and that the Fund benefits from utilizing the same investment policy as other funds in the fund complex.

20.	Under the section Control Persons on page 26 of the Fund’s SAI, the last sentence appears to be a repeat of the prior sentence.

Response: The Control Persons section of the Fund’s SAI has been revised as follows: ~~Because the Fund commenced operations on or following the date of this SAI, to the knowledge of the Trust, no persons held of record or beneficially through one or more accounts 25% or more of the outstanding shares of any class of the Fund.~~

Because the Fund commenced operations on or following the date of this SAI, to the knowledge of the Trust, no persons held of record or beneficially through one or more accounts 25% or more of the outstanding shares of the Fund or 5% or more of the outstanding shares of any class of the Fund.

Signature Page Comments

21.	Please confirm supplementally that the feeder fund’s registration statement will be appropriately signed in light of its master-feeder structure. The SEC views the master fund as a co-issuer of the feeder fund’s securities under Rule 140 of the Securities Act.

Response: The Fund has not made any changes to the signature page of its registration statement. The Fund notes that (i) unlike the mater-feeder structures generally contemplated in the Letter from Richard Breeden to the Hon. John Dingell (April 15, 1992), the Portfolio is registering its securities under the Securities Act of 1933 (the “1933 Act”) and so the Portfolio and its board members and officers are subject to the liability provisions of the 1933 Act by signing the Portfolio’s registration statement and (ii) the Portfolio and the Fund are series of the same registrant and have the same Trustees and officers as each other.

August 5, 2015

*            *             *

The Trust acknowledges the following: (i) the Trust is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Securities and Exchange Commission (“SEC”) Staff comments or changes to disclosure in response to such comments in the filings reviewed by the SEC Staff do not foreclose the SEC from taking any action with respect to the filing; and (iii) the Corporation may not assert SEC Staff comments as defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Please feel free to contact me at 617-951-7114 to discuss any questions or comments you may have regarding the foregoing responses. Thank you for your assistance.

Sincerely,

/s/ Adam M. Schlichtmann

Adam M. Schlichtmann